 Exhibit 99.1

PRESS RELEASE

AuRico Gold to Release Third Quarter Financial Results on November 10, 2011

Toronto: October 14, 2011 AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico Gold”) will release the Company’s third quarter financial results for the three-month period ended September 30, 2011 before the market opens on Thursday, November 10, 2011. The financial statements will be available on the Company’s website at www.auricogold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, November 10, 2011 starting at 10:00 a.m. Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

  Canada & US Toll Free:         1-888-231-8191
  International & Toronto:       1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Third Quarter 2011 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3697320

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, November 17, 2011 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833               Passcode: #17201529
  North America Toll Free: 1-855-859-2056                    Passcode: #17201529

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3697320 or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with several exploration properties throughout Mexico. AuRico Gold’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

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